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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print of Type Responses)
--------------------------------------------------------------------------------
1.   Name and Address of Reporting Person*

         Smith                      Bob                       L.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

         280 Liberty Street SE, Suite 300
--------------------------------------------------------------------------------
                                    (Street)

         Salem                      Oregon                97301
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

                  VendingData Corporation   (no symbol)
--------------------------------------------------------------------------------
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


--------------------------------------------------------------------------------
4.   Statement for Month/Day/Year

                  December 31, 2002
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5.   If Amendment, Date of Original (Month/Day/Year)


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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |_|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

                       ---------------------------------
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7.   Individual or Joint/Group Filing (Check Applicable line)

     |X|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person
--------------------------------------------------------------------------------

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                      820,051       D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                      996,088       I        (Note 1)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                1,816,139                (Note 1)
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====================================================================================================================================

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Option/Right
to Buy                                                                          Common
(Note 2)     $0.86                                                              Stock     55,000       55,000      D
------------------------------------------------------------------------------------------------------------------------------------
Option/Right
to Buy                                                                          Common
(Note 3)     $2.60                                            1/15/01  (Note 3) Stock      2,000        2,000      D
------------------------------------------------------------------------------------------------------------------------------------
Option/Right
to Buy                                                                          Common
(Note 4)     $2.60                                            1/15/01  (Note 4) Stock      1,000        1,000      D
------------------------------------------------------------------------------------------------------------------------------------
Option/Right
to Buy                                                                          Common
(Note 5)     $2.60                                            7/02/01  (Note 5) Stock      1,000        1,000      D
------------------------------------------------------------------------------------------------------------------------------------
Option/Right
to Buy                                                                          Common
(Note 6)     $0.35                                            7/02/02  (Note 6) Stock      1,000        1,000      D
------------------------------------------------------------------------------------------------------------------------------------
9.5% Conver-
tible Note                                                                      Common
(Note 7)     $0.35    12/31/02            P       285,714     1/01/04  (Note 7) Stock    285,714 $0.35  285,714    I      (Note 7)
------------------------------------------------------------------------------------------------------------------------------------
Warrant                                                                         Common
(Note 8)     $0.35    12/31/02            P        25,000     1/01/04  (Note 9) Stock     25,000       25,000      I      (Note 8)
------------------------------------------------------------------------------------------------------------------------------------
9.5% Conver-
tible Note                                                                      Common
(Note 10)    $0.35    12/31/02            P       142,857     1/01/04  (Note 10)Stock    142,857 $0.35  142,857    I      (Note 10)
------------------------------------------------------------------------------------------------------------------------------------
Warrant                                                                         Common
(Note 11)    $0.35    12/31/02            P        12,500     1/01/04  (Note 12)Stock     12,500         12,500    I      (Note 11)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                        526,071
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====================================================================================================================================

Explanation of Responses:
Note 1:   Nature of beneficial ownership:

     Bob L. Smith                                        820,051
     VIP's Industries, Inc. ("VIP's")                    995,088
     Jointly with Christina Smith (daughter)               1,000
                                                     -----------
                  TOTAL                                1,816,139
                                                     ===========

Note 2: As previously reported, on January 4, 1999, Mr. Smith purchased from Richard Huson, at a price of $.71 per share, the option to purchase 55,000 shares of $.001 par value common stock of VendingData Corporation (the "Company") at an exercise price of $.86 per share.

Note 3: As previously reported, on September 13, 1999, the Company granted Mr. Smith an option pursuant to its 1999 Directors' Stock Option Plan (the "Plan") to purchase 2,000 shares of the Company's common stock ("Common Stock") at an exercise price of $2.60 per share. The option is fully vested and exercisable and expires on the later of September 13, 2009 or three months after Mr. Smith ceases to serve as a director of the Company.

Note 4: As previously reported, on January 1, 2000, the Company granted Mr. Smith an option pursuant to the Plan to purchase 1,000 shares of Common Stock at an exercise price of $2.60 per share. The option is fully vested and exercisable and expires on the later of January 1, 2010 or three months after Mr. Smith ceases to serve as a director of the Company.

Note 5: As previously reported, on January 1, 2001, the Company granted Mr. Smith an option pursuant to the Plan to purchase 1,000 shares of Common Stock at an exercise price of $2.60 per share. The option is fully vested and exercisable and expires on the later of January 1, 2011 or three months after Mr. Smith ceases to serve as a director of the Company.

Note 6: As previously reported, on January 1, 2002, the Company granted to Mr. Smith an option pursuant to the Plan to purchase 1,000 shares of Common Stock at an exercise price of $.35 per share. The option expires on the later of January 1, 2012 or three months after Mr. Smith ceases to serve as a director of the Company.

Note 7: On December 31, 2002, I.C.D., Inc. ("I.C.D."), a corporation controlled by Mr. Smith, entered into a Subscription Agreement (the "I.C.D. December Subscription") pursuant to which the Company issued a 9.5% Convertible Note (the "I.C.D. December Note"). The I.C.D. December Note was in the amount of $99,999.90 and cancelled and replaced various short-term, non-convertible notes that the Company had previously issued to I.C.D. I.C.D. has the ability to convert the I.C.D. December Note at its option until the December Note is paid in full.

Note 8: The Company issued warrants to I.C.D. in connection with the I.C.D. December Subscription and the I.C.D. December Note.

Note 9: The warrants expire one year after the conversion or repayment of the I.C.D. December Note.

Note 10: On December 31, 2002, VIP's entered into a Subscription Agreement (the "VIP's December Subscription") pursuant to which the Company issued a 9.5% Convertible Note (the "VIP's December Note"). The VIP's December Note was in the amount of $49,999.95 and cancelled and replaced various short-term, non-convertible notes that the Company had previously issued to VIP's. VIP's has the ability to convert the VIP's December Note at its option until the VIP's December Note is paid in full.

Note 11: The Company issued warrants to VIP's in connection with the VIP's December Subscription and the VIP's December Note.

Note 12: The warrants expire one year after the conversion or repayment of the VIP's December Note.

         /s/ Stacie L. Brown                                  December 31, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
By:  Stacie L. Brown, Attorney-in-Fact
     For Bob L. Smith

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction
      4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


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